CANARC RESOURCE CORP.

800-850 West Hastings Street

Vancouver, British Columbia

V6C 1E1

Tel. No. (604) 685-9700

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of CANARC RESOURCE CORP. (the "Company") will be held at the offices of the Company, located at Suite 800, 850 West Hastings Street, Vancouver, B.C. V6C 1E1, on Wednesday, June 16, 2004 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1.

To receive the Report of the Directors to the Members.

2.

To receive the financial statements of the Company and its subsidiaries for the fiscal period ended December 31, 2003 and the report of the auditor thereon.

3.

To elect directors to hold office until the close of the next Annual General Meeting.

4.

To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

5.

To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

6.

To consider and, if thought fit, to authorize the directors to issue, or to make subject to issuance, pursuant to private placement transactions during any six-month period in excess of 25% of the outstanding common shares of the Company (on a non-diluted basis) prior to giving effect to such transactions.

7.

To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West

Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 16, 2004 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on April 21, 2004 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 26th day of April, 2004.

BY ORDER OF THE BOARD

CANARC RESOURCE CORP.

"Bradford J. Cooke"

Bradford J. Cooke, President

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

CANARC RESOURCE CORP. (the "Company")

TO BE HELD AT

800-850 West Hastings Street

Vancouver, B.C. V6C 1E1

ON Wednesday, June 16, 2004, AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Bradford J. Cooke, a Director of the Company, or failing this person, Stewart L. Lockwood, an officer of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To authorize the Directors to fix the auditors' remuneration
2.	Private Placement – more than 25% of issued shares
		For	Withhold
3.	To elect as Director, Bradford James Cooke
4.	To elect as Director, Christopher Theodoropoulos
5.	To elect as Director, Derek Bullock
6.	To elect as Director, Len Harris
7.	To appoint KPMG as Auditors of the Company

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.

To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524

CANARC RESOURCE CORP.

800-850 West Hastings Street

Vancouver, British Columbia

V6C 1E1

MANAGEMENT INFORMATION CIRCULAR

As at April 26, 2004

unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of CANARC RESOURCE CORP. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the " Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)

in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)

in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management.  A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so either by:

(a)

STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)

BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Stock Transfer Department, or to the

registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting.  As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to the form of proxy provided to Registered Shareholders.  However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Shareholder.  Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically provides Beneficial Shareholders with their own form of proxy, and asks Beneficial Shareholders to return the proxy forms to ADP or to vote their Shares by telephone.  A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting.  Accordingly, it is strongly recommended that Beneficial Shareholders return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a)

any director or senior officer of the Company since the commencement of the Company's last completed financial year;

(b)

any proposed nominee for election as a director of the Company; and

(c)

any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares").  53,608,448 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held.  The directors of the Company fixed April 21, 2004 as the record date for the determination of the members entitled to vote at the Annual General Meeting.

FINANCIAL STATEMENTS, DIRECTORS REPORT, management’s discussion and analysis & ADDITIONAL INFORMATION

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Bradford J. Cooke(4) British Columbia, Canada	President and CEO of Canarc Resource Corp.	President, Chief Executive Officer and Director since Jan. 22, 1987	400,480
Chris Theodoropoulos(4) British Columbia, Canada	Barrister & Solicitor, President and Director, Century Gold Corp.	Director since March 12, 1996	0
Derek Bullock Ontario, Canada	President, Bullock Engineering Corporation, Mining & Mineral Resource Consultants	Director since March 12, 1996	5
Leonard Harris(4) Colorado, U.S.A.	Retired	Director since June 5, 2001	50,000

(1)

For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2)

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3)

Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4)

Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a)

Summary of General Requirements

An Incentive Stock Option Plan (the “Plan”) was created by the Company in June 1993 and revised in October 1994, May 1996, May 1998 and June 2000.  Full time employees of the Company are eligible for stock options under the Plan.

The Plan complies with the rules set forth for such plans by The TSX Toronto Stock Exchange (the "TSE") and provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company.

The stock options are issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding ten years.  At no time will more than 7,956,450 shares be under option pursuant to the Plan.  The exercise price must not be lower than the "market price" of the common shares on the TSE at the time of grant.  In the context of the Plan, "market price" means the closing price of the Company's shares on the TSE at the close of trading which immediately preceded the time that the option was granted.  If the shares of the Company do not trade on such day, the "market price" shall be the average of the bid and the ask prices on the previous trading day.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and key employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares.  The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry.  It is the view of management that the Plan is a significant incentive for the directors, officers and key employees to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

(b)

Granting of Options

During the most recently completed financial year (January 1, 2003 to December 31, 2003) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consider-ation received for Options	Exercise Price Per Share	Expiry Date
Adrian Kimberley	Feb. 10/03	20,000	Nominal	$0.51	Feb 10/2008
Bradford Cooke	June 9/03	250,000	Nominal	$0.52	June 9/08
Chris Theodoropoulos	June 9/03	200,000	Nominal	$0.52	June 9/08
Derek Bullock	June 9/03	200,000	Nominal	$0.52	June 9/08
Leonard Harris	June 9/03	200,000	Nominal	$0.52	June 9/08
Philip Yee	June 9/03	150,000	Nominal	$0.52	June 9/08
Stephen Peck	June 9/03	200,000	Nominal	$0.52	June 9/08
Stewart Lockwood	June 9/03	100,000	Nominal	$0.52	June 9/08
Bradford Cooke	June 12/03	250,000	Nominal	$0.52	June 12/08

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c)

Exercise of Options

The following are particulars of incentive stock options exercised (or cancelled in lieu of share appreciation rights (SAR’S) shares) by the directors and other insiders of the Company during the Financial Period:

No. of Options	Exercise Price Per Share	Date of Exercise	Closing Price(1) per Share on Exercise Date	Aggregate Net Value (2)
100,000	$0.25	Feb. 11, 2003	$0.53	$28,000
50,000	$0.25	June 12, 2003	$0.52	$13,500
200,000	$0.17	June 12, 2003	$0.52	$70,000
50,000	$0.17	June 10, 2003	$0.50	$16,500
200,000	$0.25	Oct. 6, 2003	$0.97	$144,000
100,000	$0.25	Oct. 6, 2003	$0.97	$72,000

(1)

Defined as based on 5 day high/low average as set out in the Plan.

(2)

Aggregate net value represents the market value at exercise, (based on the Closing Price) less the exercise price at the date of exercise.

(d)

Summary of Number of Securities under Option

In summary:

(i)

incentive stock options to purchase a total of 1,730,000 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 1,570,000 common shares were granted to insiders.

(ii)

as at the date hereof, incentive stock options to purchase up to a total of 5,024,000 common shares are outstanding, of which options to purchase up to a total of 4,324,000 shares pertain to insiders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Reference is also made to the heading "Options to Purchase Securities".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.   The term

“informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)

a director or executive officer of a reporting issuer;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the  reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

However, reference is made to the heading "Incentive Stock Options ".

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint KPMG LLP Chartered Accountants, of 777 Dunsmuir Street, Vancouver, B.C. V7Y 1K3, as auditor of the Company to hold office until the close of the next Annual General Meeting of members.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

KPMG LLP was first appointed auditor of the Company on October 25, 1995.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof.

ADVANCE MEMBER APPROVAL FOR THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL

The Company from time to time investigates opportunities to raise financing on advantageous terms.  The Company may undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The TSX Toronto Stock Exchange (the "TSE") the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been member approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and its mineral exploration and development activities.  The TSE has a working practice that it will accept advance approval by members in anticipation of private placements that may otherwise exceed the limit fixed by the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance member approval is given.

The Company's issued and outstanding share capital as of April 21, 2004 is 53,608,448 and the Company proposes that number of shares which either would be issued or made subject to issuance under one or more private placements in the 12-month period commencing May 26, 2004 would not exceed 13,402,112 [25% of issued capital figure] common shares.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)

it must be substantially with parties at arm's length to the Company

(b)

it cannot materially affect control of the Company;

(c)

it must be completed within a 12-month period following the date advance member approval is given; and

(d)

it must comply with the private placement pricing rules of the TSE which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price"), less the applicable discount as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific member approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the limit fixed by the TSE 25% Rule, the Company requests its members to pass an ordinary resolution on the following terms:

"BE IT RESOLVED, with or without amendment, as an ordinary resolution, that the issuance by the Company in one or more private placements during the 12-month period commencing May 26, 2004 of such number of securities that would result in the Company issuing or making issuable up to 13,402,112 common shares, as more particularly described in and subject to the restrictions described in the Company's Information Circular, is hereby approved."

The directors of the Company believe the passing of the ordinary resolution to be in the best interests of the Company and recommend the members vote in favour of the resolution.  In the event the resolution is not passed, the TSE will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceeds the limit fixed by the TSE 25% Rule, without specific member approval.  Such restriction could impede the Company's timely access to required funds on favourable terms.

A discount from the market price will not normally be permitted if the privately placed securities are “flow-through” securities, in which case the proposed transaction will be considered on an individual basis.

In the event that the members do not pass the resolution authorizing the Company to issue up to 25% of the number of Common Shares outstanding as at the date of the Meeting by way of private placements with arm's length subscribers, the Company may be required to seek shareholder approval for private placements negotiated thereafter.

An ordinary resolution requires the approval of a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person at a general meeting of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Toronto Stock Exchange (the “TSE”) requires listed companies to report annually to their shareholders on their corporate governance practices and policies with reference to the guidelines (the “Guidelines”) set forth by the TSE in its "Report of the Toronto Stock Exchange Committee on Corporate Governance" (the “TSE Report”).  These Guidelines deal with the composition of the Board and its committees, the mandate and responsibility of the Board, and the processes followed by the Board in carrying out its mandate.  Compliance with these Guidelines is not mandated by law and the TSE Report acknowledges that the unique characteristics of individual corporations will result in varying degrees of compliance with such Guidelines.  Accordingly, where the Company’s system differs from the Guidelines, or to the extent that the Guidelines do not apply to t he Company’s system, the following statements explain any difference or inapplicability.

The Company's Board of Directors and management have established certain corporate governance practices which, in the opinion of the Board, are consistent with the overall business of the Company and its stage of development.  The Company’s response to each of the TSE guidelines is as follows:

1. Stewardship of the Company -The Board of Directors of the Company explicitly assumes responsibility for stewardship of the Company, including the ultimate responsibility for the following areas:

(a)

strategic planning;

(b)

risk assessment and risk management;

(c)

communications policies and practices; and

(d)

the integrity of internal control and management information systems.

Strategic planning is at the forefront of deliberations at meetings of the Board of Directors.  Dedicated strategic planning sessions, in addition to regular meetings of directors, are also held on a periodic basis.

Management reports regularly to the Board of Directors in relation to the principal risks which potentially affect the Company’s business activities. Management also responds to specific risk-related issues identified by Directors or by management, with the assistance of expert outside advisors where required.

Management is required by the Board to comply with all statutory and regulatory obligations relating to communications with shareholders and the general public. The Company distributes written reports to shareholders each quarter, and maintains a program of regular communications with analysts and other members of the financial community. Inquiries from shareholders and others are welcomed, and receive a timely response from the appropriate Officer or employee of the Company.

2. Composition of the Board of Directors and Relationship to Significant Shareholder -The Company has four Directors. Three of these individuals qualify as unrelated directors, and unrelated Directors thereby constitute a majority of the Board.   In the Board’s view, the ratio of unrelated to related Directors, as outlined above, fairly reflects the investment in the Company by shareholders.  There is no significant shareholder of the Company apart from Prudent Bear Funds Inc (“Prudent”).  Prudent has no board nominee and exerts no direct control over any board member.

Based on public disclosure as of December 1, 2003, Prudent held 4,099,000 shares of the Company.

3. Analysis of Status of Directors as “Unrelated” – According to the Guidelines, an “unrelated director” is one free from any interest, business relationship or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act or exercise judgment in the best interests of the Company, other than those arising from shareholdings.

Other than interests and relationships arising from shareholdings, if any, of Directors, Messrs. Chris Theodoropoulos, Derek Bullock and Len Harris, are independent of management of the Company and free of any interest which could, or could reasonably be perceived to, interfere with their respective abilities to act with a view to the best interests of the Company.

4. Committee for Nomination and Assessment of Directors -The Board has not yet constituted a Nominating Committee composed exclusively of non-management directors, a majority of whom are unrelated directors, for the purpose of proposing to the full Board new nominees for election as Directors, and for assessing Directors on an on-going basis. Given the Company’s current stage of development, the Board is presently of the view that it functions effectively as a committee of the whole in this regard. Nonetheless, it will continue to monitor its effectiveness on an on-going basis, with a view to fully implementing the TSE Guideline at the appropriate time.

5. Assessment of Effectiveness and Contribution -For the reasons outlined under Guideline 4 above, the Board has not yet established a Nominating Committee for assessing, in a separate process, the effectiveness of the Board as a whole, that of committees of the Board, or the contribution of individual Directors.

6. Orientation and Education Program for the Board  -Management ensures that a new appointee to the Board of Directors receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.

7. Size of the Board of Directors  -The Articles of the Company presently provide that the Board of Directors shall consist of not less than three and not more than that number of Directors that is set by an ordinary resolution by the shareholders of the Company (excluding additional directors that may be appointed between annual general meetings).  The Board of Directors is of the view that its PROPOSED four directors being the present complement of four individuals is appropriate and facilitates effective decision-making.

8. Directors’ Compensation  -Taking into account the Company’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

9. Composition of Board Committees  -At present, the only Committee established by the Board is the Audit Committee (discussed below).  The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance or Compensation Committee is appropriate having regard to cost and time issues and the shareholder structure of the Company.

10. Governance Issues  -The Board of Directors affords a high priority to implementation of proper corporate governance practices, and has elected to address these requirements on an on-going basis as a committee of the whole.

11. Position Descriptions for the Directors and Chief Executive Officer  -Having regard to the current stage of development of the Company, the Board is of the view that the well-recognized duties and responsibilities of directors of Canadian public companies provide adequate guidance to the Directors at this time. As a result, specific position descriptions for Directors have been deferred until the Company’s development reaches a more advanced stage.  A position description for the President and CEO is in place.  Objectives for the President and for other members of senior management are identified on an annual basis.

12. Independence of the Board of Directors  - The Chairman of the Board is a member of management, as is the norm with corporations of the Company’s size.  However, the Directors feel that this is not an impediment to the proper discharge of the directors’ responsibilities.  Furthermore, the interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors experience is brought to bear when needed by management.  The unrelated Directors believe that their majority on the Board, their knowledge of the Company’s business and their independence are sufficient to facilitate the functioning of the Board independently of management.  The unrelated Directors have the discretion to meet in private in the absence of the other Directors whenever they believe it is appropriate to do so.

13. Audit Committee  -The Company’s Audit Committee is made up of Mssrs. Cooke, Harris and Theodoropoulos.  A majority of the members of the Audit Committee are not members of management, as required by the British Columbia Business Corporations Act SBC 2002, c. 57. The Board is of the view that the present composition of the Audit Committee is appropriate having regard to the size of the Company.  Audit Committee meetings are held not less than once each year. Meeting procedures provide for direct communication between the Committee and members of management, and between the Committee and the external auditor. Management provides confirmation to the Committee on a periodic basis that the appropriate financial control procedures are in place.

14. Engagement of Outside Advisers  -To date, no Director has requested the engagement of an outside adviser at the expense of the Company. If a request of this kind is made, the appropriate arrangements would be implemented.

BOARD APPROVAL

CERTIFICATE

BY ORDER OF THE BOARD

CANARC RESOURCE CORP.

“Bradford J. Cooke”

Bradford J. Cooke, President

Schedule "A" to the Information Circular of

CANARC RESOURCE CORP. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)

"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)

"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the company’s most recently completed financial year.  If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)

"Named Executive Officers" or “NEOs” means the following individuals:

(i)

each CEO;

(ii)

each CFO;

(iii)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)

“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office.  An extension of an option or replacement grant is a grant of a new option.  Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased.  It excludes the Canada Pension Plan, similar government plans and group

2

life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)

“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR.  Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended December 31, 2003, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely Bradford J. Cooke, the President and Chief Executive Officer, and Philip Yee, Chief Financial Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs granted (#)(a)(2)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)	All Other Compen- sation ($)(3)
Bradford J. Cooke, President and CEO	2003 2002 2001	60,000 120,000 90,660	30,000(5) 0 0	60,000(6) 0 0	500,000 500,000 0	Nil Nil Nil	Nil Nil Nil	0 0 0
Philip Yee, CFO (4)	2003 2002 2001	39,000 n/a n/a	0 n/a n/a	9,750(6) n/a n/a	150,000 n/a n/a	Nil n/a n/a	Nil Nil Nil	0 0 0

Notes:

(1)

January 1 to December 31.

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(2)

An Incentive Stock Option Plan was created by the Company in June 1993 and revised in October 1994, May 1996 and May 1998.  Full-time employees of the Company are eligible for stock options and share appreciation rights (SAR’s) at the sole discretion of the Board of Directors.  The Company does not currently have a pension plan.

(3)

Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

(4)

Did not perform CFO duties prior to 2003.

(5)

Accrued for 2003.

(6)

Consulting fees paid.

Option and Share Appreciation Rights (SAR’s)

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial year (January 1, 2003 to December 31, 2003) (the "Financial Period"):

NEO Name	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted to Employees in Financial Period(1)	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Bradford J. Cooke	250,000	14.5%	$0.52	$0.52	June 9, 2008
Philip Yee	150,000	8.7%	$0.52	$0.52	June 9, 2008
Bradford J. Cooke	250,000	14.5%	$0.52	$0.52	June 12, 2008

(1)

Reflected as a percentage of the total number of options granted to purchase common shares (1,730,000) during the Financial Period.

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

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NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at December 31, 2003 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money(1) Options/SARs at December 31, 2003 ($) Exercisable/ Unexercisable
Bradford J. Cooke	160,577 (3)	$83,500	2,200,000	$838,000

(1)

"In-the-money" means the excess of the market value of the common shares of the Company on December 31, 2003 ($0.84) over the base price of the options (various prices).

(2)

"Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

(3)

Indicates SAR shares received upon the cancellation of 250,000 stock options

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal period ending December 31, 2001, the Board entered into an employment agreement with the Company’s Chief Executive Officer. The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Company.  The Chief Executive Officer is entitled to receive, as severance compensation, the equivalent of three years’ salary.

Composition of Compensation Committee

The Company’s executive compensation program is administered by the board of directors (the “Board”).

Report on Executive Compensation

Compensation for each of the named executive officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer term incentive in the form of stock options.  As an executive officer’s level of responsibility

5

increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly.  The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources.  In addition, the Committee has the specific mandate to review and approve executive compensation.  In carrying out this mandate, the Committee assesses on an annual basis the performance of the Chief Executive Officer against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Company’s Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO’s recommendations for base salaries for the senior executive officers, including the CEO and the Chief Financial Officer, are then submitted for approval by the Board.

Bonus

The Board annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management.  The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year.  The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations for the Board with respect to the bonuses to be paid to the executive officers and to senior management.

Stock Options

A Stock Option Plan is administered by the Board.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to

6

enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.  The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

Directors’ and Officers’ Liability Insurance

Shareholder Return Performance Graph

The charts below compare the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 1998 and ending December 31, 2003.

Chart 1 Comparison of Total Shareholder Return on Common Shares

of the Company and the Toronto Stock Exchange Indice

 (based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Company’s common shares and in the indice was $100 Cdn. on the initial date.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company to the directors of the Company, other than the Chief Executive Officer (the “Other Directors”), or the Company’s subsidiaries, if any, for their services:

(a)

in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)

as consultants or experts

except as otherwise herein disclosed:

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The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options.  During the Financial Period:

1.

the Other Directors were granted incentive stock options to purchase common shares of the Company exercisable for a term of five years from the date of grant as follows:

(a)

on June 9, 2003, an aggregate of 800,000 common shares at $0.52 per share.

2.

the Other Directors, as a group, exercised incentive stock options to purchase common shares of the Company as follows:

Securities Acquired on Exercise (1)	Aggregate Net Value Realized(2)
250,000 Common Shares	$116,500

(1)

This figure includes all options exercised for shares and all options cancelled in exchange for SAR shares.

(2)

"Aggregate Value Realized" means the excess of the market value (as determined under the Plan) at exercise over the exercise price at the date of exercise.

The exercise price of the foregoing options was not lower than the market price of the Company’s shares on the Exchange at the time of grant, in accordance with the policies of the TSX Toronto Stock Exchange and the Plan.  The terms of the option agreements provide that the options will terminate on the day after the optionee ceases to be a director of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

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ANNUAL RETURN CARD FORM

(Supplemental Mailing List and

Request for Interim Financial Statements)

ANNUAL GENERAL MEETING, JUNE 16, 2004

TO:

SECURITY HOLDERS OF

CANARC RESOURCE CORP. (the "Company")

Any shareholder of an issuer’s securities may elect annually to have his or her name added to the issuer’s supplemental mailing list in order to receive quarterly reports and the related Management Discussion & Analysis (“MD&A”) for the issuer’s first, second and third fiscal quarters.  All registered shareholders will automatically receive a quarterly report for an issuer’s fourth fiscal quarter; while only beneficial shareholders entitled to receive an issuer’s audited financial statements, pursuant to the Instruments, will receive a quarterly report for an issuer’s fourth fiscal quarter.

If you wish your name to be added to the Company's Supplemental Mailing List for the aforesaid purposes, please complete, sign and return this form via mail or fax to the Company at:

CANARC RESOURCE CORP.

800-850 West Hastings Street

Vancouver, B.C. V6C 1E1

Attention:  Corporate Secretary

NOTE: This form only is sent to the Company. The enclosed proxy must be sent to Computershare Trust Company of Canada as set out in the Instrument of Proxy to be effective.

Name of Security Holder, or if the Security Holder is a company, name and office of authorized signatory

Address (including postal code) of Security Holder

E-mail Address

E-mail:	Mail

I, as evidenced by my signature affixed hereto, HEREBY CERTIFY THAT I am a security holder (other than debt securities) of the Company and request that my name be placed on the Company's Supplemental Mailing List.

Date

, 2004

Signature of Security Holder or, if the Security Holder is a company, signature of authorized signatory